787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 11, 2013

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Jim O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	TD Asset Management USA Funds Inc. Post-Effective Amendment No. 47 to Registration Statement on Form N-1A Securities Act File No. 33-96132
1940 Act File No. 811-9086

Dear Mr. O’Connor:

On behalf of TD Asset Management USA Funds Inc. (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 47 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act and Amendment No. 48 to the Registration Statement under the 1940 Act (the “Amendment”).

The Amendment contains the prospectus (the “Prospectus”) and statement of additional information (“SAI”) for eight new series of the Registrant: TDAM Core Bond Fund, TDAM High Yield Bond Fund, TDAM U.S. Equity Income Fund, TDAM U.S. Large Cap Core Equity Fund, TDAM Global Equity Income Fund, TDAM Global Low Volatility Equity Fund, TDAM Global All Cap Fund, and TDAM Target Return Fund.

The Amendment is being filed pursuant to Rule 485(a)(2) under the Securities Act. The Amendment reflects changes made to disclosure in the Prospectus and SAI that were included in Post-Effective Amendment No. 44 to the Registrant’s Registration Statement under the Securities Act (“PEA No. 44”), including changes made in response to comments provided to Elliot Gluck of this firm by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 29, 2013 regarding PEA No. 44.

New York Washington Paris London Milan Rome Frankfurt Brussels in alliance with Dickson Minto W.S., London and Edinburgh

March 11, 2013

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

PROSPECTUS

General Comments — Summary

Comment No. 1:	Please revise the footnote to each fee table to state that “Other Expenses” are based on estimated amounts payable by the Fund for the current fiscal year.

Response:	The requested changes have been made.

Comment No. 2:	To the extent terms are used in the Prospectus that have the same meaning, please use the same term throughout the Prospectus. For example, please review all references to “foreign”, “non-U.S.” and “international,” confirm which term should apply and conform all terms with the same meaning.

Response:	As requested, the Registrant has revised disclosure, if appropriate, throughout the Prospectus.

Comment No. 3:	Given that preferred stock is not listed as a principal investment strategy of TDAM U.S. Equity Income Fund, TDAM U.S. Large Cap Core Equity Fund, TDAM Global Equity Income Fund, and TDAM Global All Cap Fund, either delete the reference to preferred stock in each Fund’s description of Equity Securities Risk or clarify.

Response:	The risk disclosure has been revised to remove references to “preferred stock” from Equity Securities Risk for each Fund that does not invest in preferred stock as a principal investment. For those Funds for which preferred stock is a principal investment, preferred stock has been listed in the Principal Investment Strategies section and Preferred Stock Risk has been added to the Principal Risks section.

Comment No. 4:	Where applicable, please clarify that below investment grade bonds are “often” rather than “sometimes” referred to as junk bonds or high yield securities.

Response:	The Registrant has clarified that below investment grade bonds are “commonly referred to” as junk bonds.

Comment No. 5:	For each Fund that has Mortgage-Backed Securities Risk, consider including credit risk and underwriting standards risk in the description of this risk.

Response:	A cross-reference to Credit Risk has been added to the end of Mortgage-Backed Securities Risk.

March 11, 2013

Comment No. 6:	Please ensure that the Prospectus contains disclosure that the tax rate on qualified dividends has been increased to 20% for some investors.

Response:	The section of the Prospectus entitled “Shareholder Information—Taxes” has been updated to include this disclosure.

Comment No. 7:	For each Fund that lists Derivatives Risk as a principal risk (TDAM Core Bond Fund, TDAM High Yield Bond Fund, TDAM Global Low Volatility Equity Fund and TDAM Target Return Fund), please implement the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “ICI Letter”). Specifically, please review the disclosure and revise as necessary to conform with the following statement from the ICI Letter: “the disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”

Response:	The Registrant considered the Staff observations concerning derivatives disclosure set forth in the ICI Letter and believes that the applicable disclosure for each relevant Fund is consistent with such guidance.

Comment No. 8:	Please confirm whether TDAM U.S. Equity Income Fund’s or TDAM U.S. Large Cap Core Equity Fund’s principal strategy of investing in foreign companies includes investments in emerging market country companies. Similarly, please confirm whether TDAM Core Bond Fund’s principal strategy of investing in the securities of foreign issuers includes emerging market country bonds. In each case, if applicable, please disclose this as a principal investment strategy and principal risk.

Response:	Neither TDAM U.S. Equity Income Fund’s nor TDAM U.S. Large Cap Core Equity Fund’s principal strategy of investing in the securities of foreign companies includes emerging market country companies as principal investments, and TDAM Core Bond Fund’s principal strategy of investing in the securities of foreign issuers does not include emerging market country bonds as principal investments.

Comment No. 9:	With respect to each Fund that lists credit default swaps and/or futures contracts as part of its principal investment strategy, please explain, where appropriate, that the Fund will monitor the asset segregation requirements when selling credit default swaps and futures contracts.

Response:	The Registrant confirms that it is aware of its asset segregation requirements and notes that the SAI states that: “As the seller of a credit default swap, a Fund would be subject to investment exposure on the notional amount of the swap. Accordingly, the Fund will segregate liquid investments in an amount equal to the aggregate market value of the credit default swaps of which it is the seller, marked to market on a daily basis.”

March 11, 2013

With respect to futures contracts, the SAI states that:

When purchasing a futures contract, a Fund will segregate (and mark-to-market on a daily basis) cash or liquid securities that, when added to the amounts deposited as margin, are equal to the market value of the futures contract. Alternatively, a Fund may “cover” its position by purchasing a put option on the same futures contract with a strike price as high as or higher than the price of the contract held by the Fund, or, if lower, may cover the difference with cash or short-term securities.

When selling a futures contract, a Fund will segregate (and mark-to-market on a daily basis) cash or liquid securities that, when added to the amounts deposited as margin, are equal to the market value of the instruments underlying the contract. Alternatively, a Fund may “cover” its position by owning the instruments underlying the contract (or, in the case of an index futures contract, a portfolio with a volatility substantially similar to that of the index on which the futures contract is based), or by holding a call option permitting the Fund to purchase the same futures contract at a price no higher than the price of the contract written by the Fund (or at a higher price if the difference is maintained in liquid assets with the Fund’s custodian).

Comment No. 10:	For each Fund that invests in real estate investment trusts (“REITs”) as a principal investment, please disclose, where appropriate, that the dividend distributions of REITs do not qualify for qualified dividend treatment, but are taxed at ordinary income rates.

Response:	The tax section of the Prospectus includes the following disclosure: “Qualified dividend income generally includes dividends received by a Fund from domestic and some foreign corporations. It does not include income from investments in debt securities or, generally, from real estate investment trusts.” In addition, the discussion of REITs in the SAI contains the following statement:

Generally, dividends received by a Fund from REIT shares and distributed to the Fund’s shareholders will not constitute “qualified dividend income” eligible for the reduced tax rate applicable to qualified dividend income; therefore, the tax rate applicable to that portion of the dividend income attributable to REIT shares held by the Fund that shareholders of the Fund receive will be taxed at a higher rate than dividends eligible for the reduced tax rate applicable to qualified dividend income.

Comment No. 11:	For each Fund that describes its investments in equity securities as including REITs, please clarify that this refers to “shares of” or “units of” REITs.

Response:	References to REITs as equity securities have been revised to refer to “units of” REITs.

Comment No. 12:	Please consider moving the description of each Fund’s securities selection strategy (i.e., the description of how a Fund’s adviser or subadviser decides when to buy and sell securities) to the section required by Item 9 of Form N-1A, rather than the summary.

Response:	The Registrant believes that the disclosure contained in the principal strategy section of each Fund’s summary is not too lengthy that it warrants moving detail to the back.

March 11, 2013

TDAM Core Bond Fund — Summary

Comment No. 13:	The Staff notes that “core” bond funds normally hold only investment grade U.S. bonds and generally do not hold municipal and foreign securities. Please explain how TDAM Core Bond Fund’s ability to invest in municipal securities and in the securities of non-U.S. issuers is consistent with the general use of the term “core”.

Response:	The Fund will only hold investment grade securities that are issued in the U.S. and are denominated in USD. This can include bonds of foreign issuers (e.g., Yankee bonds) as well as municipal bonds such as Build America Bonds. The Registrant has updated the description of the Fund’s principal investment strategy to provide examples of the types of municipal and foreign securities the Fund intends to hold. The Registrant believes that these types of investments are not inconsistent with the Fund’s name.

Comment No. 14:	The Staff notes that the target dollar-weighted average duration for TDAM Core Bond Fund’s portfolio is expected to approximate the duration of the Barclays Capital U.S. Aggregate Bond Index, TDAM Core Bond Fund’s benchmark. Please supplementally provide the most current duration of the index.

Response:	As of February 14, 2013, the effective duration of the Barclays Capital U.S. Aggregate Bond Index, TDAM Core Bond Fund’s benchmark, was 4.74%.

Comment No. 15:	TDAM Core Bond Fund’s investment strategy includes investments in “obligations of international or supranational entities.” Please define the terms international and supranational entities. Please supplementally provide examples illustrating the meaning of the term “international or supranational entities” in the context of obligations thereof.

Response:	International entities may include international corporations or quasi-governmental entities. Supranational entities are international organizations formed or supported by multiple governmental entities (but which are not obligations of the U.S. Government or foreign governments). Examples of such entities include the International Bank for Reconstruction and Development (the World Bank), the European Steel and Coal Community, the Asian Development Bank and the Inter-American Development Bank.

The following definition of “supranational entity” has been added: “A supranational entity is an international organization or agency which transcends national boundaries and is formed and/or supported by multiple governmental or quasi-governmental organizations.”

TDAM High Yield Bond Fund — Summary

Consider removing “long-term capital appreciation” from TDAM High Yield Bond Fund’s investment objective. In the current rate environment, the Staff does not see how a junk bond fund can have a realistic expectation of achieving long-term capital appreciation.

Response:	The Registrant has revised the Fund’s investment objective to only make reference to high current income.

March 11, 2013

Comment No. 16:	The Staff disagrees with TDAM High Yield Bond Fund’s classification of leveraged and floating rate senior loans as bonds for purposes of its 80% policy. Please either revise the disclosure or provide examples of other bond funds that include bank loans in the definition of bonds.

Response:	Examples of other bond funds that include bank loans in the definition of bonds are Aberdeen Global High Yield Bond Fund and Aberdeen U.S. High Yield Bond Fund.

Comment No. 17:	In TDAM High Yield Bond Fund’s description of Credit Risk, consider adding senior loans as examples of instruments subject to Credit Risk.

Response:	The description of Credit Risk is intended to address the credit risk to which the Fund is exposed as a result of all of the Fund’s investments, not just senior loans. Accordingly, Senior Loans Risk is presented separately from Credit Risk.

Comment No. 18:	The Staff notes that Distressed Securities Risk is bracketed as a principal risk for TDAM High Yield Bond Fund. Please confirm whether this risk is applicable and, if not applicable, please remove all references to Distressed Securities Risk from the Prospectus.

Response:	The Registrant confirms that Distressed Securities Risk is a relevant risk for TDAM High Yield Bond Fund and has deleted the brackets around such risk factor. The Registrant has also added disclosure to the Principal Investment Strategy section noting the Fund’s ability to invest in distressed securities.

Comment No. 19:	With respect to TDAM High Yield Bond Fund, please explain supplementally why the Registrant views Prepayment Risk as a noteworthy risk in the current rate environment.

Response:	The Fund’s investments in high yield bonds may include bonds subject to prepayment, even in the current rate environment. Accordingly, the Registrant believes that Prepayment Risk is a noteworthy risk for this Fund.

Comment No. 20:	In TDAM High Yield Bond Fund’s description of Derivatives Risk, consider adding leverage as an example of a risk to which derivatives are subject.

Response:	The Registrant has declined to take this comment, as TDAM High Yield Bond Fund does not intend to use derivatives for leveraging purposes. Although there is always the possibility that the use of derivatives will involve some embedded leverage, the purpose of using derivatives as a principal strategy is to provide the Fund with additional liquidity and not to create leverage. Therefore, the Registrant does not believe that leverage is a noteworthy risk in its description of Derivatives Risk.

TDAM U.S. Equity Income Fund — Summary

Comment No. 21:	TDAM U.S. Equity Income Fund’s investment objective currently includes “moderate capital appreciation.” Please supplementally define “moderate.” If capital appreciation is intended to be a secondary investment objective, please clarify.

March 11, 2013

Response:	An objective of moderate capital appreciation means that the Fund employs a strategy that seeks to balance potential risks with the goal of increased income. As is typical of an equity income fund, the Fund will generally invest in the equity securities of companies with a reliable history of dividend payments and growth in the dividend rate. Dividend paying stocks are usually those of large, well-established companies. The Fund’s strategy is moderately conservative in that it balances the goal of capital appreciation with its other goal of seeking current income. The Registrant also notes that the investment objective of TDAM Global Equity Income Fund has been revised to incorporate the concept of “moderate” capital appreciation and states that the Fund: “seeks to provide income and moderate capital appreciation.”

Comment No. 22:	Please identify the ratings of investment grade securities in which TDAM U.S. Equity Income Fund may invest.

Response:	The disclosure has been revised to include ratings of investment grade fixed income securities in which TDAM U.S. Equity Income Fund may invest.

Comment No. 23:	TDAM U.S. Equity Income Fund’s description of Income Risk involves potential concentration in one or a few regions or market sectors. If the Fund will concentrate its investments for purposes of Section 8(b)(1) of the 1940 Act, please disclose this risk.

Response:	The Fund does not intend to “concentrate” its investments in issuers in a single industry for purposes of Section 8(b)(1) of the 1940 Act.

TDAM U.S. Large Cap Core Equity Fund — Summary

Comment No. 24:	TDAM U.S. Large Cap Core Equity Fund considers a large capitalization company to be one that is represented in the Russell 1000® Index or has “similar attributes and capitalizations” to companies in the Russell 1000® Index. Please explain what “similar attributes and capitalizations” means.

Response:	The Registrant has deleted all references to the Russell 1000® Index and replaced the above-referenced disclosure with the following: “The Fund considers a large capitalization company to be one with a market capitalization of more than $7.5 billion at the time of purchase.”

TDAM Global Low Volatility Equity Fund — Summary

Comment No. 25:	TDAM Global Low Volatility Equity Fund’s investment strategy does not specifically state that the Fund will invest in dividend-paying stocks. Accordingly, please explain why the Fund’s objective includes a reference to income.

Response:	The reference to “income” has been removed from the Fund’s investment objective.

Comment No. 26:	Please explain what is meant by TDAM Global Low Volatility Equity Fund’s ability to make “investments that provide exposure to common stocks.”

March 11, 2013

Response:	TDAM Global Low Volatility Equity Fund’s ability to make “investments that provide exposure to common stocks” is meant to include derivatives, depositary receipts and exchange-traded funds. The following disclosure is currently included in TDAM Global Low Volatility Equity Fund’s principal investment strategy section: “In addition to common stocks, the Fund may invest in depositary receipts and exchange-traded funds (up to 15% of its assets) that provide exposure to the common stocks of companies included in the ACWI. . . . The Fund may use derivatives, such as options, futures and forward contracts, to: gain exposure to equity securities without actually investing in them directly. . .”

Comment No. 27:	Please explain supplementally how TDAM Global Low Volatility Equity Fund’s objective of limiting volatility does not conflict with its ability to invest in derivatives, given that derivatives with their built-in leveraging are inherently volatile.

Response:	TDAM Global Low Volatility Equity Fund’s strategy is intended to provide long-term capital appreciation with less volatility than the broad global equity markets as a whole. The term “volatility”, as it is used in the context of the Fund’s objective, indicates that the Fund seeks returns that have a low level of volatility. It does not refer to the types of instruments the Fund will use to seeks to obtain its objective.

TDAM Global All Cap Fund — Summary

Comment No. 28:	Please confirm whether TDAM Global All Cap Fund intends to use derivatives to hedge currency exposure.

Response:	TDAM Global All Cap Fund may use derivatives to hedge currency exposure, but only as a non-principal strategy. Accordingly, the Fund’s ability to invest in derivatives is disclosed in the SAI.

Comment No. 29:	Please revise TDAM Global All Cap Fund’s disclosure to more clearly define equity securities and equity-related instruments.

Response:	The Registrant has revised TDAM Global All Cap Fund’s disclosure regarding equity securities and equity-related instruments as follows:

The Fund seeks to achieve its investment objective by investing in a diversified portfolio consisting primarily of equity securities of companies with any market capitalization located throughout the world, as well as equity-related instruments. For purposes of the Fund’s investment strategy, equity securities and equity-related instruments include common stock, securities convertible into common stock, preferred stock, warrants, and units of real estate investment trusts (“REITs”) and master limited partnerships (“MLPs”).

TDAM Target Return Fund — Summary

Comment No. 30:	With respect to TDAM Target Return Fund’s ability to invest in other mutual funds and ETFs to “gain exposure to other asset classes,” please identify the other asset classes referred to by this phrase.

March 11, 2013

Response:	“Other asset classes” refers to the asset classes specified earlier in the section. The Registrant has updated the disclosure to make this clear.

Comment No. 31:	In the summary for TDAM Target Return Fund, please confirm whether the reference to “securities or other instruments whose price is linked to the value of common stocks” means derivatives and/or structured products.

Response:	The Registrant confirms that TDAM Target Return Fund’s investments in “securities or other instruments whose price is linked to the value of common stocks” refers to the use of derivatives, such as options, futures, forward and swap contacts. The Fund’s investment strategy disclosure currently includes disclosure noting the Fund’s ability to use derivatives to gain exposure to securities without actually investing in them directly.

Comment No. 32:	Given TDAM Target Return Fund’s ability to invest up to 10% of its assets in commodity-linked derivative instruments, please add disclosure that the Fund’s investment adviser will be required to register as a commodity pool operator (“CPO”) with the Commodity Futures Trading Commission (“CFTC”) under amended CFTC Rule 4.5, unless it can satisfy an exemption from Rule 4.5 and disclose that being subject to regulation by the CFTC may subject the Fund to additional expenses and compliance requirements.

Response:	The Registrant confirms that, as disclosed in the SAI, TDAM Target Return Fund intends to be excluded from the definition of “commodity pool” in reliance on Rule 4.5 and the Fund’s investment adviser has claimed an exemption from registration as a CPO with respect to the Fund. The 10% strategy referred to by the Staff has been deleted from the Fund’s investment strategy.

Comment No. 33:	Given TDAM Target Return Fund’s ability to invest up to 10% of its assets in commodity-linked derivative instruments, the Fund appears to need a private letter ruling (“PLR”) from the Internal Revenue Service (“IRS”) in order to be able to treat its investments in commodity-linked notes as qualifying income (See Rev. Rul. 2006-31). The Fund does not have such a PLR and the IRS has stopped issuing them. Please disclose the tax risk that the IRS may treat the income from the ETNs as non-qualifying resulting in tax penalties to the Fund.

Response:	The 10% investment strategy referred to by the Staff has been deleted from the Fund’s investment strategy.

March 11, 2013

Details about the Funds

Comment No. 34:	In the section entitled “Details about the Funds – Principal Investment Types”, please revise the description and risks of Master Limited Partnerships (“MLPs”) to reflect that MLPs generally operate in the energy sector and energy transport business.

Response:	The requested revisions have been made.

Comment No. 35:	Please add to the disclosure about Senior Loans Risk to clarify that senior loans are generally below investment grade and that senior loans themselves are generally illiquid.

Response:	The description of Senior Loans Risk in the summary Prospectus for each Fund has been revised by adding the following to the end of the risk disclosure:

There may not be an active trading market for certain senior loans and the liquidity of some actively traded loans may be impaired due to adverse market conditions. See “Liquidity Risk.” In addition, because the senior loans in which the Fund invests are typically rated below investment grade, the risks associated with senior loans are similar to the risks of below investment grade securities. See “High Yield Securities Risk.”

The description of Senior Loans Risk in the section entitled “Details about the Funds – Principal Risks” has been revised by adding the following to the end of the risk disclosure:

There may not be an active trading market for certain senior loans, which could impair a Fund’s ability to realize full value in the event of the need to sell a senior loan and which may make valuation of senior loans difficult. In addition, the liquidity of some actively traded loans may be impaired due to adverse market conditions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. See “Liquidity Risk.”

Because the senior loans in which a Fund invests are typically rated below investment grade, the risks associated with senior loans are similar to the risks of below investment grade securities, although senior loans are typically senior and secured in contrast to other below investment grade securities, which are generally subordinated or unsecured. See “High Yield Securities Risk.”

Comment No. 36:	In describing senior loans, please revise the following sentence to clarify that senior loans are generally below investment grade: “A Fund may invest primarily in senior loans that are rated below investment grade or, if unrated, deemed by the Investment Manager to be the equivalent of below investment grade senior loans.”

Response:	The sentence referred to above has been replaced with the following: “The senior loans in which a Fund invests are typically rated below investment grade or the unrated equivalent thereof.”

March 11, 2013

Comment No. 37:	Please add Zero Coupon Bonds Risk to the principal risks sections of the Summary for each of the Core Bond Fund and High Yield Bond Fund. Please also add Zero Coupon Bonds Risk to the table of risks in the section entitled “Details about the Funds – Principal Risks.”

Response:	The Prospectus has been updated to add the following risk where applicable:

Zero coupon bonds risk — Zero coupon bonds are sold at a discount from face value and do not make periodic interest payments. At maturity, zero coupon bonds can be redeemed for their face value. Because zero coupon bonds do not pay interest, the value of zero coupon bonds may be more volatile than other fixed income securities and may also be subject to greater interest rate risk and credit risk than other fixed income instruments.

How to Buy and Sell Shares

Comment No. 38:	In “How to Buy Shares” and “How to Sell Shares”, please revise the disclosure to make clear that orders and payments may be received by a Fund or an authorized financial intermediary.

Response:	The Registrant confirms that the disclosure has been revised to make clear that shares of a Fund may be purchased, sold (redeemed) or exchanged through the Fund or a financial intermediary.

Comment No. 39:	In “How to Sell Shares”, please disclose that a financial intermediary who is “authorized to consummate transactions” by a Fund is required to do so at a price based on NAV next computed after such intermediary receives the order, as required by Rule 22c-1 under the 1940 Act.

Response:	Disclosure has been updated to make clear that Fund shares will be sold (redeemed) at the next NAV per share computed after a Fund or Financial Intermediary receives the redemption request.

Shareholder Information

Comment No. 40:	In the section entitled “Shareholder Information – Pricing Your Shares”, please revise the description of fair value procedures to make clear that fair value procedures are both approved and monitored by the Board of Directors.

Response:	The Registrant has revised the disclosure to indicate that the fair value procedures will be approved by the Board on at least an annual basis.

Comment No. 41:	Please update the tax disclosure contained in the Prospectus.

Response:	The tax disclosure in the Prospectus has been updated.

March 11, 2013

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Policies and Restrictions

Comment No. 42:	Given that TDAM Target Return Fund has as one of its principal investment strategies investing in commodity-linked securities, and it is therefore highly unlikely that the Fund will qualify for a de minimis exception under amended Rule 4.5 of the CFTC, please revise the disclosure in the SAI that each Fund has claimed an exclusion from the definition of commodity pool.

Response:	As discussed in the response to Comment No. 32, TDAM Target Return Fund intends to rely on Rule 4.5 and has removed investments in commodity-linked securities from its investment strategy.

Comment No. 43:	In the section of the SAI entitled “Investment Policies and Restrictions—Derivatives” please expand the paragraph addressing “Asset Coverage Requirements for Certain Derivative Transactions” by adding a discussion of how the Funds will segregate assets to eliminate the issue of its option transactions creating senior securities under Section 18(g).

Response:	The Registrant has reviewed the current disclosure and believes that it adequately discusses the need for a Fund to segregate assets to comply with guidance established by the SEC with respect to coverage of various derivative transactions.

Comment No. 44:	Please explain why each Fund will “segregate liquid investments in an amount equal to the aggregate market value of the credit default swaps of which it is the seller, marked to market on a daily basis” instead of segregating the full notional amount?

Response:	Consistent with Staff guidance, the Fund will only segregate the marked to market exposure on a credit default swap since it is cash-settled.

Comment No. 45:	Given the IRS ruling position, please disclose in the discussion of Commodity-Linked Derivatives the extent to which the Funds will invest in commodity-linked derivatives.

Response:	The Registrant has added the following disclosure:

Because investments in commodity-linked derivatives instruments may generate non-qualifying income for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), a Fund will limit its investments in commodity-linked derivative instruments to the extent necessary for the Fund to remain qualified as a “regulated investment company” under the Code.

Comment No. 46:	Please revise the disclosure about REITs to clarify that to the extent REIT dividends represent mortgage interest and rental income, such dividends will be taxed at ordinary rates.

Response:	The SAI disclosure has been revised to state that: “dividend income attributable to REIT shares held by the Fund that shareholders of the Fund receive will be treated as ordinary income and taxed at a higher rate than dividends eligible for the reduced tax rate applicable to qualified dividend income.”

March 11, 2013

Comment No. 47:	With respect to When-Issued and Delayed Delivery Basis Securities, please disclose that the Fund will identify on its books liquid securities at least equal in value to the value of the Fund’s purchase commitments until the Fund pays for the investment.

Response:	The disclosure in the SAI regarding When-Issued and Delayed Delivery Basis Securities contains the following disclosure: “When when-issued or delayed delivery purchases are outstanding, a Fund will segregate appropriate liquid assets to cover its purchase obligations.”

Comment No. 48:	Please revise the following statement in the section entitled “Investment Policies and Restrictions—Future Developments” to make clear that the statement does not apply with respect to restrictions necessary to comply with Section 18(f)(1): “A Fund’s compliance with its investment restrictions and limitations is usually determined at the time of investment.”

Response:	The above-referenced statement has been replaced with the following: “A Fund’s compliance with its investment restrictions and limitations is usually determined at the time of investment, except with respect to borrowing.”

Comment No. 49:	Please revise Fundamental Investment Restriction (5), which states that a Fund will not “invest more than 25% of its total assets, taken at market value, in the securities of issuers in any particular industry (excluding the U.S. government and its agencies and instrumentalities)”, with the definition of concentration from Instruction 4 to Item 9(b)(1) of Form N-1A.

Response:	Fundamental Investment Restriction (5) has been revised to provide that a Fund will not: “invest more than 25% of its net assets in the securities of issuers in any particular industry or group of industries (excluding the U.S. government and its agencies and instrumentalities)”.

Comment No. 50:	Please explain supplementally what is intended by the statement in Fundamental Investment Restriction (8) that: “For purposes of this Fundamental Investment Restriction, the entry into repurchase agreements, lending securities and acquiring of debt securities shall not constitute loans by the Fund.” The Staff notes that these instruments are loans by definition, although they are treated as borrowings with respect to the coverage requirements of Section 18(f)(1).

Response:	The above-referenced statement is intended to clarify that the entry into repurchase agreements, lending of securities or the acquisition of debt securities by a Fund would not be deemed loans by the Fund for purposes of Fundamental Investment Restriction (8).

March 11, 2013

Should you have any questions concerning the above, please call the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana N. Huffman

Diana N. Huffman

Enclosures

cc:	Michele Teichner, TDAM USA Inc.
Margery K. Neale, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP